SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35114; File No. 812-15431

Golub Capital BDC Inc., et al.

January 25, 2024

<u>AGENCY</u>: Securities and Exchange Commission ("Commission" or "SEC").

<u>ACTION</u>: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

<u>Applicants</u>: Golub Capital BDC Inc., Golub Capital BDC 3, Inc., Golub Capital Direct Lending Corp., Golub Capital BDC 4, Inc., Golub Capital Direct Lending Unlevered Corp., Golub Capital Private Credit Fund, GC Advisors, LLC, Golub Capital LLC, GC Investment Management LLC, GC OPAL Advisors LLC, OPAL BSL LLC (Management Series), Golub Capital Partners 9, L.P., Golub Capital Partners 10, L.P., Golub Capital Partners 12 Feeder Fund, L.P., Golub Capital Partners 12, L.P., Golub Capital Partners 14, L.P., Golub Capital Partners International 9, L.P., Golub Capital Partners International 10, L.P., Golub Capital Partners International 12, L.P., Golub Capital Partners International 14, L.P., Golub Capital Partners International Rollover Fund 2, L.P., Golub Capital Partners Private Credit Trust, Golub Capital Partners Rollover Fund 2, L.P., Golub Capital Partners TALF 2020-1, L.P., GPCT Holdings 1, L.P., Golub Capital Pearls Direct Lending Program, L.P., OPAL BSL LLC (EU Origination Series), OPAL BSL

LLC (Retention Series), Golub Capital International Ltd., GEMS Fund, L.P., GEMS Fund 4, L.P., GEMS Fund 5 International, L.P., GEMS Fund 5, L.P., Golub Capital Partners ABS Funding 2019-1, L.P., Golub Capital Partners ABS Funding 2020-1, L.P., Golub Capital Partners ABS Funding 2021-1, L.P., Golub Capital Partners ABS Funding 2021-2, Golub Capital Partners ABS Funding 2022-1, Golub Capital Partners CLO 16(M)-R2, L.P., Golub Capital Partners CLO 17(M)-R, Ltd., Golub Capital Partners CLO 18(M)-R2, Golub Capital Partners CLO 19(B)-R2, Ltd., PEARLS IX, L.P., PEARLS X, L.P., Golub Capital Partners CLO 21(M)-R, Ltd., Golub Capital Partners CLO 22(B)-R, Ltd., Golub Capital Partners CLO 23(B)-R, Ltd., Golub Capital Partners CLO 24(M)-R, Ltd., Golub Capital Partners CLO 25(M)-R, Ltd., Golub Capital Partners CLO 26(B)-R, Ltd., Golub Capital Partners CLO 28(M)-R, L.P., Golub Capital Partners CLO 30(M)-R, Golub Capital Partners CLO 31(M)-R, Ltd., Golub Capital Partners CLO 33(M)-R2, L.P., GCP Finance 2 L.P., GCPF 7 Loan Funding A L.P., Golub Capital Partners CLO 34(M)-R, Ltd., GC International Ladder Ltd., Golub Capital Partners CLO 35(B), Ltd., Golub Capital Partners CLO 36(M), Ltd., Golub Capital Partners CLO 37(B), Ltd., Golub Capital Partners CLO 38(M), Ltd., GCP International Tranches Ltd., GCP Master Holdings, LP, GDLC Feeder Fund, L.P., GCP Finance 5 L.P., GCP Finance 6 L.P., GCP Finance 7 L.P., GCP Finance 8 L.P., GCP Finance 9 L.P., GCP Finance L.P., Golub Capital Partners 11, L.P., Golub Capital Partners International 11, L.P., Golub Capital Partners 11 Rollover Fund, L.P., GC Finance Operations Multicurrency Trust, Golub Capital Partners CLO 62(B), Ltd., Golub Capital Partners CLO 64(B), Ltd., Golub Capital Finance Funding III Trust, Golub Capital Finance Funding IV Trust, Golub Capital Finance Funding Trust, Golub Capital Partners CLO 39(B), Ltd., Golub Capital Partners CLO 40(B), Ltd., Golub Capital Partners CLO 41(B)-R, Ltd., Golub Capital Partners CLO 42(M), Ltd., Golub Capital Partners CLO 43(B), Ltd., Golub Capital Partners CLO 44(M),

Ltd., Golub Capital Partners CLO 45(M), Ltd., Golub Capital Partners CLO 46(M), L.P., Golub Capital Partners CLO 47(M), L.P., Golub Capital Partners CLO 48(B), Ltd., Golub Capital Partners CLO 49(M)-R, Golub Capital Partners CLO 50(B)-R, Ltd., Golub Capital Partners CLO 51(M), L.P., Golub Capital Partners CLO 52(B), Ltd., Golub Capital Partners CLO 53(B), Ltd., Golub Capital Partners CLO 54(M), L.P., Golub Capital Partners CLO 55(B), Ltd., Golub Capital Partners CLO 56(M), Golub Capital Partners CLO 57(M), Golub Capital Partners CLO 58(B), Ltd., Golub Capital Partners CLO 59(M), Golub Capital Partners CLO 61(M), GBDC 3 Funding II LLC, GBDC 3 Funding LLC, GBDC 3 Holdings Coinvest, Inc., GBDC 3 Holdings ED Coinvest, Inc., GBDC Holdings Coinvest, Inc., GBDC Holdings ED Coinvest, Inc., GBDC Quick Quack Coinvest LLC, GBDC3 Quick Quack Coinvest LLC, GBDC3F Loan Subsidiary A LLC, GCBH 3 North Haven Stack Buyer Coinvest, Inc., GCIC CLO II Depositor LLC, GCIC CLO II LLC, GCIC Funding LLC, GCIC Holdings LLC, GCIC North Haven Stack Buyer Coinvest Inc., GCIC Quick Quack Coinvest LLC, GDLC Funding LLC, GDLC Holdings LLC, GDLC Holdings Coinvest Inc., Golub Capital 3 Holdings LLC, Golub Capital BDC 3 ABS 2022-1 Depositor LLC, Golub Capital BDC 3 ABS 2022-1 LLC, Golub Capital BDC 3 CLO 1 Depositor LLC, Golub Capital BDC 3 CLO 2 Depositor LLC, Golub Capital BDC 3 CLO 2 LLC, Golub Capital BDC 3 CLO 1 LLC, Golub Capital BDC CLO 2014 LLC, Golub Capital BDC CLO III Depositor LLC, Golub Capital BDC CLO III LLC, Golub Capital BDC Holdings LLC, Golub Capital 4 Holdings LLC, Golub Capital BDC 4 Funding LLC, Golub Capital 4 Holdings Coinvest, Inc., Golub Capital Direct Lending Unlevered Holdings LLC, Golub Capital Direct Lending Unlevered Holdings Coinvest, Inc., GCRED Holdings, LLC, GCP HS Fund, GCPF 1 Loan Funding F, L.P., Golub Capital Partners CLO 60(B), Ltd., Golub Capital Strategic Partners Fund 1, L.P., Golub Capital Strategic Partners Fund 2, L.P., Golub Capital Partners

Short Duration 2022-1, Golub Emerald Fund, L.P., Golub Sapphire Fund, L.P., GEMS Fund 6, L.P., GEMS Fund 6 International, L.P., GCP Finance 11 L.P., GCP SG Warehouse 2022-1, Golub Capital Partners CLO 66(B), LLC, Golub Capital Partners 15, L.P., Golub Capital Partners International 15, L.P., GEMS Fund 6 International Feeder, L.P., Golub Capital Finance Funding Repo NW, Golub Capital Finance Funding CLO NW, Golub Capital Finance Funding V Trust, GCP CLO Warehouse BARC 2023-2, Ltd., Golub Capital Coinvestment LP, Golub Capital Partners CLO 66(B), Ltd., Golub Capital Partners CLO 67(M), Golub Capital Partners CLO 68(B) Ltd., Golub Capital Partners ABS-Funding 2023-1.

Filing Dates: The application was filed on January 30, 2023, and amended on July 26, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 20, 2024 and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: David B. Golub, legal@golubcapital.com, and Steven B. Boehm, stevenboehm@eversheds-sutherland.com.

FOR FURTHER INFORMATION CONTACT: Shayna Gilmore, Senior Counsel, or Kyle R.

Ahlgren, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended and restated application, dated July 26, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.